                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                HEICO CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                    422806208
                                 (CUSIP Number)

          Rene Plessner                         Anne E. Pitter, Esq.
  Rene Plessner Associate, Inc.     Brown Raysman Millstein Felder & Steiner LLP
         375 Park Avenue                          805 Third Avenue
    New York, New York 10152                  New York, New York 10022
         (212) 421-3490                            (212) 702-5944

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 30, 1998
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                              (Page 1 of 14 pages)

CUSIP No. 422806208                  13D                      Page 2 of 14 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rene Plessner

--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                   (b) [_]

--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         PF

--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [_]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      U.S.A.
--------------------------------------------------------------------------------

NUMBER                     7.       SOLE VOTING POWER              127,025
OF                         -----------------------------------------------------
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER            0
OWNED                      -----------------------------------------------------
BY
EACH                       9.       SOLE DISPOSITIVE POWER         127,025
REPORTING                  ----------------------------------------------------
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          253,140

--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                   [_]

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.0%

--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*                                 IN

--------------------------------------------------------------------------------

CUSIP No. 422806208                  13D                      Page 3 of 14 Pages

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rene Plessner as trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------

4.       SOURCE OF FUNDS*
         WC
--------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [_]
--------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                      New York
--------------------------------------------------------------------------------

NUMBER                     7.       SOLE VOTING POWER              126,115
OF                         -----------------------------------------------------
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER            0
OWNED                      -----------------------------------------------------
BY
EACH                       9.       SOLE DISPOSITIVE POWER         126,115
REPORTING                  -----------------------------------------------------
PERSON
WITH                       10.      SHARED DISPOSITIVE POWER       0
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                          253,140
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                   [_]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        6.0%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*                                 EP
--------------------------------------------------------------------------------

CUSIP No. 422806208                  13D                      Page 4 of 14 Pages


ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Statement on Schedule 13D ("Statement") relates is the Class A Common Stock, $.01 par value per share (the "Stock"), of Heico Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3000 Taft Street, Hollywood, Florida 33021.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) Rene Plessner, an individual ("Plessner") and (ii) Rene Plessner as trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan ("Plessner Plan"). Plessner and the Plessner Plan are collectively referred to herein as the "Reporting Persons."

                  While the Reporting Persons may be deemed to constitute a "group" for purposes of Rule 13d-3, The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

         (b) The address of the principal business and principal office of each Reporting Person is 375 Park Avenue, New York, New York 10152.

         (c) The Plessner Plan is a trust organized to administer the employee profit sharing plan of Rene Plessner Associates, Inc. The Plessner Plan is administered by Plessner as sole trustee. Plessner is the President of Rene Plessner Associates, Inc., whose principal address is as set forth in Item 2(b) above. Rene Plessner Associates, Inc. is an executive search firm.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Plessner is a citizen of the United States and the Plessner Plan is a Trust organized under the laws of the State of New York.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Stock was acquired as a dividend granted on the Company's Common Stock, $.01 par value per share


ITEM 4.           PURPOSE OF THE TRANSACTION.

         The purpose of the acquisition was for investment in the ordinary course. The Reporting Persons reserve the right at any time and from time to time, depending on market or other factors, to acquire additional shares of Stock or other securities of the Issuer, to dispose of all or any portion of the Stock or other securities of the Issuer now or hereafter held by them and to take any other action with respect to the Issuer or its securities permitted by law.

         Except as set forth in this Item 4, neither Plessner nor the Plessner Plan has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 422806208                  13D                      Page 5 of 14 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of April 30, 1998, Plessner held 127,025 shares of Stock directly, constituting 3.0% of the class. The Plessner Plan held 126,115 shares of Stock, constituting 3.0% of the class. Plessner, as a sole trustee of the Plessner Plan, may be deemed to beneficially own an aggregate of 253,140 shares of Stock, constituting 6.0% of the class. The stated percentages are based on 4,189,249 shares of Stock outstanding as of April 30, 1998. As described in Item 5(e) below, as of April 30, 1999, the Reporting Persons ceased to be beneficial owners of more than five percent of the Stock.

                  As of January 31, 2002, Plessner held no shares of Stock. The Plessner Plan held 16 shares of Stock. Plessner, as a sole trustee of the Plessner Plan, may be deemed to beneficially own an aggregate of 16 shares of Stock, constituting less than 0.1% of the class. The stated percentage is based on 11,521,708 shares of Stock outstanding as of December 31, 2001.

         (b) Plessner has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which he is the beneficial owner. The Plessner Plan has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities of which it is the beneficial owner, which power is exercised through Plessner, as sole trustee.

         (c) A schedule of each transaction in the Stock by the Reporting Persons during the past 60 days approximately is attached as Exhibit B.

         (d)      Not applicable.

         (e) On April 30, 1999, the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities due principally to the issuance of new Stock by the Company. See also paragraph 2 of Item 5(a) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Other than as described in Item 2(a) above and attached hereto as Exhibit A, there are no contracts, arrangements, understandings or relations (legal or otherwise) among the persons named in Item 2 and any other person with respect to the Stock or other securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A - Agreement pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, with respect to Schedule 13D filings.

                  Exhibit B - Schedule of Transactions in Stock for the past 60 days approximately.

CUSIP No. 422806208                  13D                      Page 6 of 14 Pages


                                    SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 24, 2002

                                /s/ Rene Plessner
                              -----------------------------------------------
                                Rene Plessner


                              RENE PLESSNER ASSOCIATES, INC. PROFIT SHARING PLAN

                              By: /s/ Rene Plessner
                                 -----------------------------------------
                                  Rene Plessner, Trustee